United States Securities and Exchange Commission
Washington, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-00815
Thrift and Savings Plan For Employees of
Sentinel Transportation, LLC
(Full title of plan)
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
(Name and address of principal executive office of issuer)

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, Sentinel Transportation, LLC has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC Dated: June 28, 2007
By:	/s/ Marilyn Shaw
Marilyn Shaw
Human Resources Manager

THRIFT AND SAVINGS PLAN FOR EMPLOYEES OF
SENTINEL TRANSPORTATION, LLC
Index to Financial Statements and Supplemental Schedule

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Thrift and Savings Plan for Employees of Sentinel Transportation, LLC (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/S/ PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
June 25, 2007

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

Assets:	2006	2005
Investments:
Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$16,462,359	$15,772,752
Company Stock Funds	4,550,003	5,278,443
Mutual funds	7,008,336	4,999,203
Common/collective trust funds	1,593,247	1,093,631
Participant loans	1,130,243	913,182

Total investments	30,744,188	28,057,211

Receivables:
Employer’s contribution	1,024,010	879,555
Investment income	11,267	9,025

Total receivables	1,035,277	888,580

Cash	27,996	—

Net assets available for benefits, at fair value	31,807,461	28,945,791

Adjustment from fair market value to contract value for interest in Master trust relating to fully benefit-responsive investment contracts	(145,311)	(295,998)

Net assets available for benefits	$31,662,150	$28,649,793

The accompanying notes are an integral part of these financial statements.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2006 and 2005

	2006	2005
Additions:
Investment income:
Interest	$69,741	$51,234
Dividends	704,679	384,432
Net appreciation/(depreciation) in fair value of investments	1,044,894	(442,405)

Total investment income	1,819,314	(6,739)

Plan interest in DuPont and Related Companies
Defined Contribution Plan Master Trust investment income	851,547	804,174

Contributions:
Employer	2,575,460	2,323,087
Participant	2,136,498	1,999,610
Rollovers	96,949	740,497

Total contributions	4,808,907	5,063,194

Total additions	7,479,768	5,860,629

Deductions:
Benefits paid to participants	4,466,944	3,567,784
Administrative expenses (net)	467	113

Total deductions	4,467,411	3,567,897

Net increase	3,012,357	2,292,732

Net assets available for benefits:
Beginning of year	28,649,793	26,357,061

End of year	$31,662,150	$28,649,793

The accompanying notes are an integral part of these financial statements.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements

NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the Thrift and Savings Plan for Employees of Sentinel Transportation, LLC (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
Sentinel Transportation Company (the “Company” or “Sentinel”) became a wholly owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”) in December 1995. Prior to its incorporation, the Company was part of Conoco, Inc.’s (“Conoco”) downstream operation. As part of Conoco, eligible employees of such operation participated in the Thrift and Savings Plan for the Employees of Conoco.
With the incorporation of the Company, Conoco employees dedicated to such operations were transferred to and became Sentinel employees. Sentinel’s Board of Directors adopted, effective January 1, 1996, the Thrift and Savings Plan for Employees of Sentinel Transportation Company to provide the continued participation of such former Conoco employees and the participation of new employees in a tax qualified plan.
Effective January 1, 2000, the Company merged into a joint venture operating as a limited liability company (LLC) under the name Sentinel Transportation, LLC whose members are DuPont (80%) and Conoco, Inc. (20%).
The Plan is a defined contribution plan, which was established in 1996 by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (the “Code”).
The purpose of the Plan is to encourage and assist employees to systematically save a portion of their current compensation and to assist them to accumulate additional financial means for the time of their retirement. The Plan is a tax-qualified, contributory profit sharing plan. Employees of affiliated companies that have adopted the Plan, who have previously met the eligibility requirements of the Plan, are eligible to participate in the Plan. Regular full-time employees, are eligible to participate in the Plan on the first day of the calendar month following their date of hire as an employee.
Contributions
Eligible employees may participate in the Plan by authorizing the Company to make a payroll contribution under the Plan ranging from 1 percent to 100 percent of monthly compensation. The amount contributed will be deposited into a before-tax account. Participants’ monthly contributions up to 6 percent are called basic deposits. The Company will contribute an amount equal to 100 percent of the participant’s monthly basic deposits. All of the above participants’ and Company contributions are subject to regulatory and Plan limitations.
The Plan provides for discretionary profit sharing contributions to participants hired on or after January 1, 2004. Discretionary profit sharing contributions for the years ended December 31, 2006 and 2005 were $1,024,010 and $879,555, respectively. The Profit Sharing contributions are allocated based on the ratio that the participant’s compensation bears to the total compensation of all eligible participants.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements

Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers twenty-one mutual funds, four common/collective trust funds, two Company Stock Funds, and the Stable Value fund.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses based on participant earnings or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants have a fully and immediately vested interest in the portion of their accounts contributed by them. Effective January 1, 2004, any participant who completes an hour of service on or after that date will be immediately vested in their Company Match. Participants who have not worked an hour of service on or after January 1, 2004 vest in their Company Match after three years of service. Profit Sharing contributions become fully vested after five years of service.
Payment of Benefits
Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings contributed or company contributions made to the account. Profit sharing contributions and matching contributions contributed on or after January 1, 2004, may be withdrawn only at separation from service or after attaining age 59 1/2.
A participant who terminates from active service may elect to make an account withdrawal of all or a portion of their account at any time. A participant who retires from active service may withdraw all or a portion of their account in lump sum, partial or installment payments. Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70 1/2 or the year following retirement or termination of employment.
Forfeited Accounts
Forfeitures will be used, as defined by the Plan, to pay administrative expenses and may reduce the amount of future Employer contributions. No forfeitures were used to offset Company contributions during the years ended December 31, 2006 and 2005. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $72,599 and $35,680, respectively .
Participant Loans
Participants may borrow up to one-half of their non-forfeitable account balances subject to a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are executed by promissory notes and have a minimum term of 1 year and a maximum term of 5 years, except for qualified residential loans, which have a maximum term of 10 years. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in installments of principal and interest by deduction from pay or pension checks. A participant also has the right to repay the loan in full at any time without penalty. At December 31, 2006, the loan interest rates ranged from 4 percent to 9 percent.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements

Administration
The designated trustee of the Plan is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Company, which may designate three or more persons to serve on the Employee Benefit Plans Board to operate and administer the Plan.
Reasonable expenses of administering the Plan, including, but not limited to, record-keeping expenses, trustee fees and transactional costs may, at the election of the Plan Administrator, be paid by the Plan. Expenses paid by the Plan for the years ended December 31, 2006 and 2005 were $467 and $113, respectively, net of any reimbursements. Certain mutual fund companies reimburse the Plan for some of the expenses associated with administering the Plan. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. This applies even when the contracts are not held directly by the Plan but are underlying assets in the Master trust investments held by the Plan. However, contract value is the relevant measurement of net assets available for benefits in a defined contribution plan that holds fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the fully benefit-responsive investment contracts held by the master trust with an adjustment to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year-end. Assets held in common collective trusts (“CCT’s”) are valued at net unit value as determined by the trustee at year-end. The Company stock funds are valued at year-end unit closing price (defined as the year-end market price of common stock plus uninvested cash position). Participant loans are valued at their outstanding balances, which approximate fair value.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements

For purposes of the Statement of Net Assets Available for Benefits, the Plan’s interest in the DuPont and Related Companies Defined Contribution Plan Master Trust (“master trust”) related to fully benefit-responsive investment contracts are stated at fair value with an adjustment back to contract value. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses. As provided in the FSP, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of the guaranteed investment contracts (“GIC’s”) is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of a synthetic GIC is determined using the market price of the underlying securities and the value of the investment contract (“wrapper”).
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrued basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
NOTE 3 — INTEREST IN MASTER TRUST
The Company and certain affiliates (“employers”) have entered into a Master Trust Agreement with Merrill Lynch (“Trustee”) to establish the DuPont and Related Companies Defined Contribution Plan Master Trust to allow participants from affiliated plans to invest in a Stable Value Fund and three different Asset Allocation Funds: the Conservative, Moderate, and Aggressive Asset Allocation Funds. To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to the Trustee of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the Plan’s interest to the total fair value of the Master Trust investment funds. The Plan’s undivided interest in the Master Trust was .29% and .27% as of December 31, 2006 and 2005, respectively.
The Stable Value Fund is invested in a money market fund, traditional GIC’s separate account GIC’s, and synthetic GIC’s, which are backed by fixed income assets. The crediting interest rates on investment contracts ranged from 4.40% to 6.52% for the year ended December 31, 2006 and from 4.40% to 7.10% for the year ended December 31, 2005. The weighted average credited interest rate of return of the Stable Value Fund based on the interest rate credited to participants was 5.61% for the year ended December 31, 2006 and 5.65% for the year ended December 31, 2005. The weighted average yield of the Stable Value Fund based on the actual earnings of underlying assets in the Stable Value Fund was 5.55% for the year ended December 31, 2006 and 5.44% for the year ended December 31, 2005.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements

For traditional GIC’s the insurer maintains the assets in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Separate and synthetic GIC’s, backed by underlying assets, provide for a guaranteed return on principal and accrued interest over a specified period of time (i.e., period of time before the crediting rate reset) through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC.
The contract or crediting rates for certain stable value investment contracts are reset six times per year and are based on the performance of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration (similar to weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
Based on certain events specified in fully benefit-responsive investment contracts (i.e., GICs, separate account GICs and synthetic GICs), both the Plan/Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.
Examples of termination events that permit issuers to terminate investment contracts include the following:
1.	The Plan Sponsor’s receipt of a final determination notice from the Internal Revenue Service that the Plan does not qualify under Section 401(a) of the Code.

2.	The Trust ceases to be exempt from federal income taxation under Section 501(a) of the Code.

3.	The Plan/Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.

4.	The Plan/Trust or its representative makes a material misrepresentation.

5.	The Plan/Trust makes a material amendment to the Plan/Trust and/or the amendment adversely impacts the issuer.

6.	The Plan/Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.

7.	The balance of the contract value is zero or immaterial.

8.	Mutual consent

9.	The termination event is not cured within a reasonable time period, e.g., 30 days.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements

For synthetic GICs, additional termination events include the following:
1.	The investment manager of the underlying securities is replaced without the prior written consent by the issuer.

2.	The underlying securities are managed in a way that does not comply with the investment guidelines.
At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs and maturing separate account GICs.
For synthetic GICs, termination is at market value of the underlying securities less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the Plan/Trust to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or it may be possible to replace the issuer of a synthetic GIC that terminates the contract with another synthetic GIC issuer. Both options help maintain the stable contract value.
The following table presents the values of investments (at contract value) for the Master Trust:

	December 31,
	2006	2005
Investments contracts	$5,495,428,591	$5,733,572,250
Mutual funds	166,975,620	31,293,589
Common/collective trust funds	65,916,857	48,738,940

Total assets, at fair value	5,728,321,068	5,813,604,779
Adjustment from fair value to contract value for interest in Master trust relating to fully benefit-responsive investment contracts	(50,107,231)	(109,629,014)

Total assets, at contract value	$5,678,213,837	$5,703,975,765

Investments (at contract value) of the Master Trust that represent 5 percent or more of the assets of the Master Trust were as follows:

	December 31
	2006		2005
Investment contracts
Prudential Retirement Insurance & Annuity Company	$200,757,843	*	$343,365,317
ING Life Insurance & Annuity Co.	686,028,585		649,155,421
Monumental Life Insurance Co.	686,028,585		649,155,421
JPMorgan Chase Bank	686,028,585		649,155,421
State Street Bank & Trust	686,028,585		649,155,421
AIG Financial Products Corp.	686,028,585		649,155,421
* Investment represents less than 5% of the net assets in the respective year.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements

For the years ended December 31, 2006 and December 31, 2005 the Master Trust’s total investment income was as follows:

	December 31,
	2006	2005
Interest on investment contracts	$303,489,626	$308,249,336
Net appreciation in value of Mutual funds	4,138,266	2,906,973
Net appreciation in value of Common/collective trust funds	6,945,232	2,901,150

Total	$314,573,124	$314,057,459

At December 31, 2006, the total assets of the Master Trust (at contract value) of $5,678,213,837 included participant investments in the Stable Value Fund of $5,560,577,973 and $117,635,864 in the Conservative, Moderate, and Aggressive Allocation Funds. At December 31, 2005, the total assets of the Master Trust (at contract value) of $5,703,975,765 included participant investments in the Stable Value Fund of $5,613,588,240 and $90,387,525 in the Conservative, Moderate, and Aggressive Allocation Funds.
NOTE 4 — INVESTMENTS
Investments that represent 5% or more of the net assets available for benefits (at contract value) as of December 31, 2006 and 2005 were as follows:

	December 31,
	2006	2005
DuPont company stock fund	$4,218,091	$5,016,044
Master Trust	16,317,048	15,476,754
During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2006	2005
Company stock funds	$613,523	$(661,795)
Mutual funds	243,844	164,414
Common/collective trust funds	187,527	54,976

Net appreciation/(depreciation) in fair value of investments	$1,044,894	$(442,405)

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements

NOTE 5 — CONOCOPHILLIPS STOCK FUND
On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont’s 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont common stock, which were held in their participant accounts in the DuPont Common Stock Fund. For each share of DuPont common stock exchanged, the participants received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants’ accounts based upon their current investment elections. On August 30, 2002, Conoco Stock Fund became ConocoPhillips Stock Fund. The balance of the ConocoPhillips Stock Fund was $331,912 and $262,399 at December 31, 2006 and 2005, respectively.
NOTE 6 — TAX STATUS
The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the “Code”) and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. The Company has received a favorable tax determination letter from the Internal Revenue Service dated September 3, 2003. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and operated in accordance with the applicable sections of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.
NOTE 7 — RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. The Plan offers the DuPont Company Stock Fund investment option. The Plan purchased $840,796 and $1,419,878 of stock during the years ended December 31, 2006 and 2005, respectively. The Plan sold $2,189,311 and $2,232,045 of stock during the years ended December 31, 2006 and 2005, respectively.
In addition, the assets of the Stable Value Fund are managed by DuPont Capital Management Corporation (“DCMC”), a registered investment adviser and wholly-owned subsidiary of DuPont, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GIC’s allocated to the Stable Value Fund. The amount of DCMC fees accrued and paid by the Stable Value fund was $1,943,720 and $1,932,362 for the years ended December 31, 2006 and December 31, 2005, respectively.
NOTE 8 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in all employer contributions.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
Notes to Financial Statements

NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to the Form 5500:

	December 31,
Net Assets Available for Benefits	2006	2005
Net assets available for benefits per the financial statements	$31,662,150	$28,649,793
Amounts allocated to withdrawing participants at December 31, 2006	(27,221)	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	145,311	295,998

Net assets available for benefits per the Form 5500	$31,780,240	$28,945,791

The following is a reconciliation of Master Trust gain per the financial statements for the year ended December 31, 2006 to the Form 5500:

Income on Master Trust investments	December 31, 2006
Net appreciation in value of Master Trust included in the financial statements	$851,547
2006 adjustment from contract value to fair value for fully benefit-responsive investment contracts	145,311
2005 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(295,998)

Net appreciation in value of Master Trust per the Form 5500	$700,860

Benefit payments	December 31, 2006
Benefits paid to participants per the financial statements	$4,466,944
Amounts allocated to withdrawing participants at December 31, 2006	27,221
Benefits paid to participants per the Form 5500	$4,494,165

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not yet paid as of that date.
NOTE 10 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Thrift and Savings Plan for Employees of
Sentinel Transportation, LLC
Schedule of Assets (Held at End of Year) as of December 31, 2006
Form 5500, Schedule H, Part IV, Line I

(a)	(b)	(c)	(d)	(e)
				Current
	Identity of Issue	Description of Investment	Cost	Value

	AIM Constellation Fund Instl	Registered Investment Company	**	$152,685
	AIM Charter Fund Institutional CL	Registered Investment Company	**	57,319
	Fidelity Equity Income Fund	Registered Investment Company	**	418,828
	Fidelity Fund PV 1	Registered Investment Company	**	174,292
	Fidelity Growth & Income Fund Class A	Registered Investment Company	**	349,453
	Fidelity Low Priced Stock Fund	Registered Investment Company	**	616,116
	Fidelity Magellan Fund	Registered Investment Company	**	639,186
	Franklin Balance Sheet Investment Fund Adv	Registered Investment Company	**	1,103,092
	Franklin Growth Fund Adv Class	Registered Investment Company	**	97,448
	Franklin Small-Mid Cap Growth Adv CL	Registered Investment Company	**	409,951
	Janus Enterprise Fund	Registered Investment Company	**	316,889
	Janus Research Fund	Registered Investment Company	**	302,322
*	Blackrock Global Growth Fund Class I	Registered Investment Company	**	278,683
*	Blackrock Intl Value Fund Class I	Registered Investment Company	**	461,735
*	Blackrock Balanced Capital Fund Class I	Registered Investment Company	**	142,379
*	Blackrock Basic Value Fund Class I	Registered Investment Company	**	314,791
*	Blackrock Fundamental Growth Fund Class I	Registered Investment Company	**	121,550
	MFS Research Fund	Registered Investment Company	**	29,348
	MFS Total Return Fund	Registered Investment Company	**	314,406
	Templeton Foreign Fund (Adv)	Registered Investment Company	**	221,012
	Templeton Growth Fund	Registered Investment Company	**	486,851
	Barclays 3-Way Asset Allocation Fund	Common/Collective Trust	**	283,222
*	Merrill Lynch Small Capital Index CT Tier 2	Common/Collective Trust	**	485,825
*	Merrill Lynch Equity Index TR Tier 6	Common/Collective Trust	**	750,081
*	Merrill Lynch International Index CT Tier 2	Common/Collective Trust	**	74,119
*	DuPont Company Stock Fund	Company Stock Fund	**	4,218,091
	ConocoPhillips Stock Fund	Company Stock Fund	**	331,912
*	Plan interest in the DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”)	Master Trust	**	16,462,359
*	Participant Loans	4% to 9% Maturing From January 2007-January 2016	**	1,130,243

	Investment Total			$30,744,188

*	Party in Interest

**	Cost not required for participant directed investments